UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended December 31, 2025
OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RAYONIER INVESTMENT AND SAVINGS PLAN
FOR SALARIED EMPLOYEES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
1 Rayonier Way
Wildlight, Florida 32097
Telephone Number: (904) 357-9100

RAYONIER INVESTMENT AND SAVINGS
PLAN FOR SALARIED EMPLOYEES
AS OF DECEMBER 31, 2025 AND 2024
AND FOR THE YEAR ENDED DECEMBER 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Rayonier Investment and Savings Plan for Salaried Employees
Wildlight, Florida
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2007.

/s/ ENNIS, PELLUM & ASSOCIATES, PLLC
Ennis, Pellum & Associates, PLLC

Jacksonville, Florida
June 29, 2026

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2025	2024
ASSETS
Investments:
Investments, at fair value (Notes 2 and 3)	$123,705,686	$122,192,316
Investments, at contract value (Note 2)	3,910	3,767
Total investments	123,709,596	122,196,083

Receivables:
Notes receivable from participants	608,214	481,081
Employer contributions	78,648	54,971
Dividend receivable	61,840	—
Total receivables	748,702	536,052
TOTAL ASSETS	124,458,298	122,732,135

LIABILITIES
Payables:
Accrued investment fees	(17,279)	(17,051)
TOTAL LIABILITIES	(17,279)	(17,051)

NET ASSETS AVAILABLE FOR BENEFITS	$124,441,019	$122,715,084

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

2025
ADDITIONS TO NET ASSETS:
Net appreciation in fair value of investments	$12,737,680
Participant contributions	3,890,677
Interest and dividends (Note 4)	1,989,113
Employer contributions	2,530,088
Rollover contributions	206,072
Interest on notes receivable from participants	42,011
21,395,641

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	(19,669,706)
(19,669,706)

NET INCREASE	1,725,935

Net assets available for benefits:
Beginning of year	122,715,084
End of year	$124,441,019

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.Description of the Plan
The following brief description of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible salaried employees of Rayonier Inc. and Subsidiaries (“Sponsor” or the “Company”). Salaried employees are eligible to participate in the Plan immediately and are, absent an election by the participant, automatically enrolled after completing 45 days of eligible service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Empower Retirement (“Empower”) serves as the record keeper and administers the Plan’s assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan’s investments in Rayonier Inc. common stock and is administered by Empower Trust Company, LLC.
Contributions
Participants may contribute up to 100 percent of eligible compensation, which includes their annual bonus. Contributions may be made on a before-tax basis, Roth after-tax basis, after-tax basis or a combination thereof.
The Company makes a standard matching contribution of 60 percent of the first six percent of each participant’s eligible compensation contributed to the Plan, with a matching true-up contribution made annually.
Employees may, at the Company’s discretion, receive a contribution (“enhanced retirement contribution”) of three percent of their eligible compensation in addition to the standard matching contribution each pay period. The compensation used to calculate the enhanced retirement contribution includes overtime and additional straight time in addition to base pay and annual bonus.
Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.
Vesting
Participants are immediately fully vested in their contributions plus actual earnings/losses thereon. Participants vest in the Company matching contributions and enhanced retirement contributions at a rate of 20 percent per year of service. Full vesting occurs after five years of service.
Forfeitures
Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. During 2025, forfeitures of $33,270 were utilized to reduce administrative expenses. An insignificant amount of interest income is earned on the funds held in this account. At December 31, 2025 and 2024, the balance in forfeited, non-vested accounts totaled $39,686

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

and $115,776, respectively, and remains available in money market, stable value, and guaranteed interest holdings.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at the end of the year.
Participants are prohibited from transferring into most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days.
Participants are prohibited from contributing or transferring into the Rayonier Inc. Common Stock Fund, but transfers out may occur at any time.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance or (b) $50,000 reduced by the participant’s highest outstanding loan balance, if any, during the prior one-year period. In no event may a participant borrow from enhanced retirement contributions provided by the Company. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent. Principal and interest are paid ratably through semi-monthly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants at the time of termination or retirement, in the case of becoming disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their account. Alternatively, a participant may elect to defer distribution until their required minimum distribution date as defined by the SECURE Act, provided the participant’s vested account balance exceeds $1,000. In the event of termination of employment before retirement, a participant’s account balance will be distributed in a lump sum, or if the balance exceeds $1,000, over future periods or deferred.
Withdrawals may be made from the principal portion of a participant’s after-tax account balance at any time. Withdrawals from before-tax account balances, Roth after-tax account balances, and earnings from after-tax account balances are allowable before attaining the age of 59-1/2 in the case of financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.
2.Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, with the exception of fully benefit-responsive investment contracts. See Note 3 — Fair Value Measurements for additional information.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

The Plan previously held the MassMutual GIA as its stable value investment option. Fully benefit-responsive investment contracts, such as those held in the MassMutual GIA, are reported at contract value pursuant to Accounting Standards Update (“ASU”) No. 2015-12. Contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting standards update, all Plan investments in such contracts are presented at contract value in the Statements of Net Assets Available for Benefits. The MassMutual GIA was replaced with the Putnam Stable Value Fund (a common collective trust fund) as an investment option for participants in 2021, and the Putnam Stable Value Fund was replaced with the Flexpath Stable Value Fund (a common collective trust fund) in 2022. An immaterial amount of forfeitures were still held in the MassMutual GIA as of December 31, 2025 and 2024.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination); (ii) breach of contract; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of any such event is probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on an accrual basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year. See Note 3 — Fair Value Measurements for additional information.
Contributions
Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which participant compensation is earned.
Notes Receivable from Participants
Participant loans are recorded as “Notes receivable from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Operating Expenses
Certain expenses of maintaining the Plan are paid by the Sponsor. Fees charged by the individual funds and participant specific expenses are deducted from the participant’s balance and included within “Net appreciation in fair value of investments” in the Statement of Changes in Net Assets Available for Benefits.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Subsequent Events
The Plan has evaluated events and transactions that occurred after the balance sheet date but before the financial statements were issued. Except as noted below, no events occurred that warranted disclosure.
Effective January 30, 2026, the Plan sponsor completed a merger with PotlatchDeltic Corporation. As of the date these financial statements were issued, no determination has been made regarding the potential combination of the Plan with any defined contribution plan sponsored or maintained by PotlatchDeltic Corporation. Management is evaluating any anticipated plan merger, and estimated impacts cannot be reasonably estimated at this time.
3.Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date (an exit price). The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for     similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant     to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Investments at Fair Value:
Rayonier Inc. Common Stock Fund	$5,466,927	—	—	$5,466,927
Mutual Funds	45,476,878	—	—	45,476,878
Total Investments in the Fair Value Hierarchy	$50,943,805	—	—	50,943,805

Investments Measured at Net Asset Value (a):
Pooled Separate Investment Accounts				7,575,799
Common Collective Trust Funds				65,186,082
Total Investments at Net Asset Value				72,761,881

Total Investments at Fair Value				$123,705,686

(a)    Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Investments at Fair Value:
Rayonier Inc. Common Stock Fund	$6,421,012	—	—	$6,421,012
Mutual Funds	83,963,115	—	—	83,963,115
Total Investments in the Fair Value Hierarchy	$90,384,127	—	—	90,384,127

Investments Measured at Net Asset Value (a):
Pooled Separate Investment Accounts				10,917,670
Common Collective Trust Funds				20,890,519
Total Investments at Net Asset Value				31,808,189

Total Investments at Fair Value				$122,192,316

(a)    Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
The asset or liability’s measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The fair value of Rayonier Inc. Common Stock Fund is measured using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value. These non-pooled separate investment accounts are deemed to be Level 1 investments.
Mutual Funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and to be Level 1 investments.
Common Collective Trust Funds are measured using the unit value calculated based on the net asset value (“NAV”) of the underlying assets as a practical expedient. The NAV is based on the fair value of the underlying investments held by each fund less liabilities divided by the units outstanding as of the valuation date. These funds are not publicly traded; however, the unit price calculation is based on observable market inputs of the funds’ underlying assets. As of December 31, 2025 and 2024, there were no unfunded commitments. There are no participant redemption restrictions for these investments and participants can transact daily in these funds. Plan level withdrawal of the common collective trust funds requires a five day written notice and is subject to obtaining the cash requirement available on the liquidation date.
Pooled Separate Investment Accounts are measured using the unit value calculated based on the NAV of the underlying pool of securities as a practical expedient. The NAV is based on the fair value of the underlying investments held by each fund less liabilities. Purchases and sales may occur daily within these accounts. As of December 31, 2025 and 2024, there were no unfunded commitments. Should the Plan initiate a full redemption on any of the pooled separate investment accounts, the redemption period is immediate.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table summarizes the Plan’s investments measured at fair value based on NAV per share, as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Common Collective Trust Funds:
Stable Value	$17,518,614	$19,395,942
Small Cap Growth	1,286,262	1,494,577
Small Cap Value	1,832,611	—
Large Cap Value	2,855,978	—
Target Date Funds	41,692,617	—
Total Common Collective Trust Funds	$65,186,082	$20,890,519

Pooled Separate Investment Accounts:
Large Cap Value	$678	$2,995,605
Mid Cap Index	4,785,896	4,692,214
Multi Sector Bond	2,655,105	3,229,851
Government Money Market	134,120	—
Total Pooled Separate Investment Accounts	$7,575,799	$10,917,670

4.Stock Dividends
The Plan earned cash dividends of $2.49 per share on Rayonier Inc. stock owned, totaling $558,822 for the year ended December 31, 2025.
5.Party-in-Interest Transactions
Certain Plan investments are in Rayonier Inc. common stock; which comprises approximately 4% of the total investments. As Rayonier Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2025 and 2024, the Plan held 234,238 and 219,251 shares of Rayonier Inc. common stock, respectively, which represented 0.1 percent and 0.1 percent, respectively, of the total shares outstanding. In addition, the Plan Sponsor paid certain expenses outside of the Plan totaling $34,500.
Empower Retirement, the Plan’s record keeper, received compensation from the Plan. Accordingly, these transactions qualify as party-in-interest transactions.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.
6.Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

7.Concentration of Investments
The Plan is concentrated in the following investments as of December 31, 2025 and 2024:

		December 31,
Investment	Description	2025	2024
Empower S&P 500 Index Separate Account	Mutual Fund	24%	—
Flexpath Stable Value CL I1	Common Collective Trust Fund	14%	16%
BlackRock iShares S&P 500 Index Fund	Mutual Fund	—	22%
8.Tax Status
The Plan has adopted a Non-Standardized Pre-Approved Profit Sharing/Money Purchase/CODA Plan Document. The Non-Standardized Pre-Approved Plan received a favorable opinion letter from the IRS on November 14, 2022. The letter states the Non-Standardized Pre-Approved Plan is designed in accordance with applicable sections of the IRC. The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
9.Reconciliation of Financial Statements to Form 5500
The following tables are a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2025 and 2024:

2025
Net assets available for benefits per the financial statements	$124,441,019
Add: Accrued investment fees at December 31, 2025	17,279
Less: Employer contributions receivable at December 31, 2025	78,648
Less: Dividend receivable at December 31, 2025	61,840
Net assets available for benefits per Form 5500	$124,317,810

2024
Net assets available for benefits per the financial statements	$122,715,084
Add: Accrued investment fees at December 31, 2024	17,051
Less: Employer contributions receivable at December 31, 2024	54,971
Net assets available for benefits per Form 5500	$122,677,164

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

The following table is a reconciliation of changes in net assets available for benefits according to the financial statements as compared to Form 5500 for the year ended December 31, 2025:

2025
Increase in net assets available for benefits per the financial statements	$1,725,935
Change in accrued investment fees	228
Change in employer contributions receivable	(23,677)
Change in dividend receivable	(61,840)
Net income per Form 5500	$1,640,646

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2025
PLAN NUMBER 100
EMPLOYER IDENTIFICATION NUMBER 13-2607329

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
	Empower S&P 500 Index Separate Account	Mutual Fund	**	$30,222,901
	Flexpath Stable Value CL I1	Common Collective Trust Fund	**	17,518,614
	BlackRock Lifepath Index 2040 Fund G	Common Collective Trust Fund	**	9,373,156
	BlackRock Lifepath Index Retirement G	Common Collective Trust Fund	**	7,473,451
	BlackRock Lifepath Index 2030 Fund G	Common Collective Trust Fund	**	5,768,047
*	Rayonier Inc. Common Stock Fund (1)	Company Stock	**	5,466,927
	BlackRock Lifepath Index 2045 Fund G	Common Collective Trust Fund	**	5,270,918
	Principal Blue Chip R6	Mutual Fund	**	5,165,526
	BlackRock Lifepath Index 2035 Fund G	Common Collective Trust Fund	**	4,962,255
	Vanguard Mid Cap Index Admiral	Pooled Separate Investment Account	**	4,785,897
	BlackRock Lifepath Index 2050 Fund G	Common Collective Trust Fund	**	3,545,706
	iShares MSCI EAFE International Index K	Mutual Fund	**	3,331,415
	BlackRock Lifepath Index 2055 Fund G	Common Collective Trust Fund	**	3,209,574
	Large Cap Value Fund Class I1	Common Collective Trust Fund	**	2,855,978
	Vanguard Intermediate Term Bond Index Fund	Mutual Fund	**	2,565,775
	Mass Mutual Total Return Bond I	Pooled Separate Investment Account	**	2,055,535
	Fidelity Institutional AM Total International Equity	Mutual Fund	**	1,884,942
	Fidelity Small Cap Index Fund	Mutual Fund	**	1,835,889
	CIT Small-Cap Value Fund III CI I1	Common Collective Trust Fund	**	1,832,611
	BlackRock Lifepath Index 2060 Fund G	Common Collective Trust Fund	**	1,559,311
	Small Cap Growth L1	Common Collective Trust Fund	**	1,286,262
	Pimco Income Instl	Pooled Separate Investment Account	**	599,570
	BlackRock Lifepath Index 2065 Fund G	Common Collective Trust Fund	**	530,200
	iShares S&P 500 Index K	Mutual Fund	**	469,750
	Dreyfus Government Securities Cash Management Administrative Shares	Pooled Separate Investment Account	**	127,065
	Dreyfus Government Secs Cash Mgmt Admin	Pooled Separate Investment Account	**	7,055
	MassMutual GIA (1)	Guaranteed Interest Account	**	3,910
	MFS Value R6	Pooled Separate Investment Account	**	678
	American Funds EuroPacific Growth R6	Mutual Fund	**	342
	Allspring Special Small Cap Value R6	Mutual Fund	**	336
*	Notes Receivable from Participants (2)	Participant Loans	—	608,214
				$124,317,810

(1)	This investment is closed to participant contributions.
(2)	The loans bear fixed interest rates which range from 4.25 percent to 9.50 percent with maturities through May 2037.
*	Denotes party-in-interest transaction.
**	Investments are participant directed, thus cost information is not required.

See Independent Auditors’ Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Savings Plan Committee for the Rayonier Investment and Savings Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
    Rayonier Investment and Savings Plan for Salaried Employees
    (Name of Plan)

/s/	ROBERT SCHWARTZ
Robert Schwartz
Plan Administrator

Date: June 29, 2026

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	LOCATION
23	Consent of Independent Registered Public Accounting Firm	Filed herewith